Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




                         For the month of June 30, 2001

                       Huntingdon Life Sciences Group plc
                       ----------------------------------
                 (Translation of registrant's name into English)

      Woolley Road, Alconbury, Huntingdon, Cambridgeshire PE28 4HS England
      --------------------------------------------------------------------
                    (Address of principal executive offices)



        [Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

                    Form 20-F ____X_____ Form 40-F __________
                                        -


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes __________ No _____X______



         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Huntingdon Life Sciences Group plc
                                             --------------------------------
                                                      (Registrant)

Date September 28, 2001             By:      /s/ Julian Griffiths
                                    Name:    Julian Griffiths
                                    Title:   Finance Director

PRESS RELEASE                       Huntingdon Life Sciences Group plc
                                    (NASDAQ OTCBB: HTDLY/SEAQ:HTD)
                                    Woolley Road, Alconbury, Huntingdon
                                    Cambs PE28 4HS, England

                                    For Further Information:
                                    Richard A. Michaelson
                                    Phone:   UK: +44 (0) 1480 892194
                                             US: (201) 525-1819
                                    e-mail: HuntingdonLS@aol.com

IMMEDIATE RELEASE
September 28, 2001

                     HUNTINGDON ANNOUNCES HALF YEAR RESULTS

Huntingdon, England, September 28, 2001 - Huntingdon Life Sciences Group plc ("Huntingdon" or the "Company") announced today that net revenues for the half year ended June 30, 2001 were (pound)32.4 million ($46.8 million) an increase of 3.3% on revenues for the equivalent period last year of (pound)31.4 million ($49.3 million). Under UK GAAP the Company reported an operating loss of (pound)2.4 million ($3.5 million), up from (pound)0.5 million ($0.7 million) last year. Net loss after interest and taxation was (pound)6.3 million ($9.1 million) compared to (pound)3.9 million ($6.1 million) for the equivalent period last year. These losses included non-cash exchange losses on the conversion of dollar denominated assets and liabilities into sterling of (pound)2.1 million compared to exchange losses in the same period last year of (pound)2.0 million. Net loss per ordinary share was 2.2 pence compared to 1.3 pence last year. Net loss per ADR was 77.4 cents compared to 52.8 cents last year.

Under US GAAP the Company reported an operating loss for the half year ended June 30, 2001 of (pound)2.0 million ($2.8 million) compared to an operating profit of (pound)0.2 million ($0.3 million) for the equivalent period last year. Net loss after taxation for the half year was (pound)4.3 million ($6.2 million) compared to (pound)3.2 million ($5.0 million) last year including non-cash exchange losses- on the conversion of dollar denominated assets and liabilities into sterling of (pound)2.2 million compared to exchange losses in the same period last year of (pound)2.3 million. Net loss per ordinary share was 1.5 pence compared to 1.1 pence last year. Net loss per ADR was 52.5 cents compared to 43.4 cents last year. The principal differences between the UK and US reported results are non-cash charges associated with pension accounting, deferred taxation and foreign currency translation.

Andrew Baker, Huntingdon's Executive Chairman said:


"These results are in line with our expectations of earlier this year and reflect our steady recovery from the issues of Q4 and Q1. At that time we faced refinancing difficulties as a result of the ferocity of the animal rights movement's campaign against both us and the financial community; our results were impacted accordingly. However, our long term (5 year) refinancing was completed in January and the animal rights campaign is now recognised as being much broader and of concern to all those involved in the vital endeavour of animal research. The backing we have seen from clients and from the Government including the changes to the law they have introduced, reflects that new understanding, and provides benefits for our whole industry."


Brian Cass, Huntingdon's Managing Director added:


"Earlier in the year we noted a recovery in orders following the refinancing in January. We are pleased to report that this was maintained during Q2 and the first half of 2001 saw a significant increase in the value of new studies awarded. Orders were 12% up on the preceding 6 months and, encouragingly, much of the growth was driven by the UK laboratories which were 23% ahead.


With the dip in orders in Q4 last year revenues in Q1 2001 were only (pound)15.5 million. However, the growth in orders since then has started to feed through into revenues in Q2 which at (pound)16.9 million were 9% ahead of Q1 and 6% up on Q2 2000; in fact Q2 revenues were the highest in 4 years.

Costs, whilst up on the first half of last year, were down on the run rate for Q4 2000. The reasons are largely the same as noted at the time of the release of our 2000 results. We've continued to invest in our workforce with focused salary actions to ensure that we remain competitive. We have also incurred increased professional and public relations costs this year as we continue to successfully counter the so called "animal rights" campaign and with the continuing strength of the dollar the sterling translation of our US costs has increased."

Huntingdon Life Sciences Group plc is one of the world's leading Contract Research Organisations providing product development services to the pharmaceutical, agrochemical and biotechnology industries. Huntingdon brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. Huntingdon operates research facilities in the United Kingdom (Huntingdon and Eye, England) and the United States (The Princeton Research Centre, New Jersey).

This announcement contains statements that may be forward-looking as defined by the USA's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended December 31, 2000, as filed with the US Securities and Exchange Commission.

                          * * * TABLES TO FOLLOW * * *

            SUMMARY OF UNAUDITED CONSOLIDATED PROFIT & LOSS ACCOUNTS
6 Months ended June 30                                        2001                 2000
                                                        (pound)000's         (pound)000's
Revenues                                                    32,443               31,413

Cost of sales                                             (29,183)             (27,229)
                                                     --------------      ---------------

Gross profit                                                 3,260                4,184

Selling and administrative expenses                        (5,685)              (4,661)
                                                     --------------      ---------------

Loss on ordinary activities before interest                (2,425)                (477)
Interest receivable and similar income                         473                  792
Interest payable and similar charges                       (4,353)              (4,232)
                                                     --------------      ---------------

Loss on ordinary activities before taxation                (6,305)              (3,917)
Taxation                                                         -                    -
                                                     --------------      ---------------

Loss after taxation                                        (6,305)              (3,917)
                                                     --------------      ---------------
Loss per share (pence)      - basic                          (2.2)                (1.3)
                            - diluted                        (2.9)                (1.4)
                                                     --------------      ---------------

Loss per ADR  (cents)       - basic                         (77.4)               (52.8)
                            - diluted                      (103.9)               (56.2)
                                                     --------------      ---------------


There are no other recognised gains and losses, other than those shown in the Profit and Loss Account.



                SUMMARY OF UNAUDITED CONSOLIDATED BALANCE SHEETS

As at June 30                                              2001                 2000
-------------                                       (pound)000's         (pound)000's
Fixed Assets                                             63,355               67,552
                                                  --------------      ---------------

Stock                                                     1,085                  658
Debtors                                                  19,372               19,415
Cash at bank and in hand                                  2,188                1,223
                                                  --------------      ---------------
Current assets                                           22,645               21,296
                                                  --------------      ---------------

Bank and other loans                                    (1,747)             (22,586)
Creditors and taxation                                 (24,007)             (17,636)
                                                  --------------      ---------------
Current liabilities                                    (25,754)             (40,222)

Net current liabilities                                 (3,109)             (18,926)
                                                  --------------      ---------------
Total assets less current liabilities                    60,246               48,626

Creditors: amounts falling due after one year
Convertible capital bonds                              (35,022)             (32,389)
Long term loans                                        (22,688)                    -
                                                  --------------      ---------------
                                                       (57,710)             (32,389)

Provisions for liabilities and charges                  (2,031)              (2,550)

                                                  --------------      ---------------
Shareholder funds - all equity                              505               13,687
                                                  --------------      ---------------



                  SUMMARY OF UNAUDITED CONSOLIDATED CASH FLOWS
6 Months ended June 30
----------------------                                            2001             2000
(see also Note 8 in the press release)                    (pound)000's         (pound)000's

Net cash inflow/(outflow) from operating activities              2,680                (913)
                                                         --------------      ---------------
Returns on investment and servicing of finance
Interest received and similar income                                52                   86
Interest paid and similar charges                              (2,068)              (2,112)
                                                         --------------      ---------------
                                                               (2,016)              (2,026)
                                                         --------------      ---------------
Taxation
UK Corporation tax received                                          -                    -
                                                         --------------      ---------------

Capital expenditure and financial investment
Purchase of tangible fixed assets                              (1,421)              (1,096)
                                                         --------------      ---------------

Net cash outflow before use of liquid                            (757)              (4,035)
resources and financing                                  --------------      ---------------

Management of liquid resources
Movement in short term investments                                   -                2,200
                                                         --------------      ---------------

Financing:
Issue of ordinary share capital                                     90                    -
Loans received (net)                                               656                    -
                                                         --------------      ---------------
                                                                   746                    -
                                                         --------------      ---------------

(Decrease) in cash and cash equivalents                           (11)              (1,835)
                                                         --------------      ---------------

Notes:


(1) Bank loans totaling (pound)22,586,000 were refinanced on January 20, 2001 by means of a loan from HLSF LLC, a subsidiary company of the Stephens Group Inc., a related party, and two other banks who were part of the original syndicate. The loans are repayable on June 30, 2006.

    As part of the refinancing additional working capital was made available to the Group to meet its immediate trading requirements. This together with other financing options still available to the Group, are expected to provide adequate finance for the foreseeable future.

    In the light of the above the directors have formed a judgement that it is appropriate to adopt the going concern basis in preparing the accounts.

(2) These results have been prepared in accordance with UK GAAP, but do not constitute Statutory Accounts as defined by the UK Companies Act 1985 and have not been audited.

(3) Loss per share is based on an average of 293,165,479 (2000, 291,010,294) Ordinary Shares outstanding during the six month period ended June 30, 2001.

(4) Diluted loss per share is based on an average 218,785,035 (2000, 273,738,353) Ordinary Shares outstanding during the six month period ended June 30, 2001.

(5) Loss per ADR is calculated using an exchange rate of $1.44 = (pound)1.00 (2000, $1.57 = (pound)1.00). On July 10, 2000 the Company changed its ADR ratio to one ADR representing twenty-five Ordinary Shares and the loss per ADR for each period has been calculated using this ratio; previously each ADR represented five Ordinary Shares. The ratio change was implemented to assure compliance with the New York Stock Exchange's listing requirement that ADR's trade at a minimum price of $1.00 per share.

(6) The Directors do not recommend payment of an interim dividend.

(7) For the purposes of consolidation an average exchange rate of $1.44 = (pound)1.00 has been used in the six month period ended June 30, 2001 (2000, $1.57 = (pound)1.00).

(8) Reconciliation of operating loss and net cash inflow/(outflow) from operating activities.

                                                     6 months ended June 30
                                                    2001               2000
                                             (pound)'000        (pound)'000
    Operating loss                               (2,425)              (477)
    Depreciation                                   2,893              2,976
    (Increase)/decrease in stock                   (178)                145
    (Increase) in debtors                        (1,036)            (2,899)
    Increase/(decrease) in creditors               3,653              (452)
    Movement in provisions                         (227)              (206)
                                            -------------    ---------------
                                                   2,680              (913)
                                            -------------    ---------------

(9) A printed copy of this half year report is being posted to shareholders and is available on request from the Registered Office at Woolley Road, Alconbury, Huntingdon, Cambs PE28 4HS.